

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Alan A. Villalon
Chief Financial Officer
Alerus Financial Corporation
401 Demers Avenue
Grand Forks, ND 58201

  Re: Alerus Financial Corporation
    Form 10-K for Fiscal Year Ended December 31, 2022
    File No. 001-39036

Dear Alan A. Villalon:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance